

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

DIVISION OF
CORPORATION FINANCE
MAIL STOP 7010

September 6, 2007

<u>**Via U.S. Mail and Fax (713) 706-6351**</u>

Mr. Scott Duncan
Chief Financial Officer
Pangea Petroleum Corporation
9801 Westheimer, Suite 302
Houston, TX 77042

      Re: **Pangea Petroleum Corporation**
              Form 10-KSB for the Fiscal Year Ended December 31, 2006
              Filed April 10, 2007
              File No. 0-30503

              Form 10-QSB for the period ended June 30, 2007
              Filed August 14, 2007

Dear Mr. Duncan:

      We have reviewed your Form 10-KSB for the Fiscal Year Ended December 31, 2006 and have the following comments. We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comments are inapplicable or a revision is unnecessary.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-KSB for year ended December 31, 2006

Note 7. Commitments and Contingencies
Employment Agreement, page F-13

1. We note the employment agreement with your Chairman/Chief Executive Officer and your President. You have disclosed that you considered the accounting requirements of SFAS 133 and EITF 00-19 and believe derivative accounting is not applicable. Citing the specific authoritative literature used, tell us and disclose in more detail how you analyzed the applicable literature and accounted for the common stock issued based on 30% off the average closing bid price in lieu of cash compensation.

Note 10. Supplemental Oil and Gas Information – Unaudited
Estimated Quantities of Proved Oil and Gas Reserves, page F-17

2. We note the significant revisions of previous estimates in 2005 and 2006. Please tell us and disclose the factors behind these revisions.

Standardized Measure of Discounted Future Net Cash Flows, page F-18

3. We note your presentation of future net cash inflows before income taxes in your Standardized Measure of Discounted Future Net Cash Flows disclosure. Please remove this subtotal, as paragraph 30 and Illustration 5 of SFAS No. 69 do not contain a provision for the separate presentation of such line item. Also, please disclose the aggregate change in your standardized measure as required by paragraph 33 of SFAS No. 69.

Item 10. Executive Compensation
Outstanding Equity Awards at Fiscal Year End, page 16

4. Tell us and disclose how the option awards reflected in this table reconcile to the option balance outstanding at December 31, 2006 in your Note 8 on page F-15.

Certification – Exhibits 31.1 and 31.2

5. In future filings, please remove the person's title in the first sentence of the certification to comply with Item 601(a)(31) of Regulation S-K.

Form 10-QSB for period ended June 30, 2007

Management's Discussion and Analysis or Plan of Operation
Proposed Transaction, page 4

6. We note a definitive agreement would be executed on or about June 18, 2007 and the closing would be on or about August 28, 2007. We further note your Form 10-Q was filed on August 14, 2007. Please disclose the current status of the proposed transaction in your next interim period filing.

Item 3. Controls and Procedures, page 7

7. We note your conclusion that your disclosure controls and procedures are effective. Please tell us and revise your disclosure to tell us specifically what actions were taken in the last fiscal quarter to remediate the material weaknesses disclosed in your Form 10-K for the year ended December 31, 2006 and your conclusion that controls were not effective as of the period ended March 31, 2007.

Closing Comments

As appropriate, please amend your filing and respond to these comments within 10 business days or tell us when you will provide us with a response. You may wish to provide us with marked copies of the amendment to expedite our review. Please you're your response on EDGAR. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;
·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Bob Carroll at (202) 551-3362, or Shannon Buskirk at (202) 551-3717 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brad Skinner

Brad Skinner
Senior Assistant Chief Accountant